SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            IMPCO TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Shares of Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45255W106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Questor Partners Fund, L.P.
                       Questor Side-by-Side Partners, L.P.
                              103 Springer Building
                              3411 Silverside Road
                              Wilmington, DE 19810
                                 (302) 478-6160

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                   Copies to:

        Edward L. Scarff                     Christopher D. Dillon, Esq.
        601 California Street                Shearman & Sterling
        Suite 1450                           555 California Street, Suite 2000
        San Francisco, CA 94108              San Francisco, CA 94104
        Telephone: (415) 433-6670            Telephone: (415) 616-1100
--------------------------------------------------------------------------------



                                  June 5, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box / /.

CUSIP No.  45255W106

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

           Questor Partners Fund, L.P.
        ------------------------------------------------------------------------

        ------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

/x/     (a)
               -----------------------------------------------------------------

/ /     (b)
               -----------------------------------------------------------------

(3)     SEC Use Only
                    ------------------------------------------------------------

(4)     Source of Funds (See Instructions)    OO
                                           -------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). / /

(6)     Citizenship or Place of Organization
        Delaware
        ------------------------------------------------------------------------

---------------
   Number of            (7)   Sole Voting Power     1,898,022
    Shares                                      --------------------------------
 Beneficially                 --------------------------------------------------
   Owned by             (8)   Shared Voting Power     136,305
     Each                                         ------------------------------
   Reporting                  --------------------------------------------------
    Person              (9)   Sole Dispositive Power    1,898,022
     With                                            ---------------------------
---------------               --------------------------------------------------
                       (10)   Shared Dispositive Power     136,305
                                                       -------------------------
                              --------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person 2,034,327
                                                                    ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
            X
        ------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)        26.4%
                                                            --------------------

(14)    Type of Reporting Person (See Instructions) PN
                                                    ----------------------------

CUSIP No.  45255W106

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

           Questor Side-by-Side Partners, L.P.
        ------------------------------------------------------------------------

        ------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

/x/     (a)
               -----------------------------------------------------------------

/ /     (b)
               -----------------------------------------------------------------

(3)     SEC Use Only
                    ------------------------------------------------------------

(4)     Source of Funds (See Instructions)    OO
                                           -------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). / /

(6)     Citizenship or Place of Organization
        Delaware
        ------------------------------------------------------------------------

---------------
   Number of            (7)   Sole Voting Power     136,306
    Shares                                      --------------------------------
 Beneficially                 --------------------------------------------------
   Owned by             (8)   Shared Voting Power     1,898,022
     Each                                         ------------------------------
   Reporting                  --------------------------------------------------
    Person              (9)   Sole Dispositive Power    136,305
     With                                            ---------------------------
---------------               --------------------------------------------------
                       (10)   Shared Dispositive Power     1,898,022
                                                       -------------------------
                              --------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person 2,034,327
                                                                    ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
            X
        ------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)      26.4%
                                                            --------------------

(14)    Type of Reporting Person (See Instructions) PN
                                                    ----------------------------

Item 1. Security and Issuer.
        -------------------

               The class of equity securities to which this Statement on
Schedule 13D (this "Statement") relates is the shares of common stock, par value $0.001 per share (the "Common Shares"), of IMPCO Technologies, Inc. ("IMPCO"), a Delaware corporation. The principal executive offices of IMPCO are located at 16804 Gridley Place, Cerritos, California 90703.


Item 2. Identity and Background.
        -----------------------

               This Statement is being filed by Questor Partners Fund, L.P., a Delaware limited partnership ("Questor Partners"), and Questor Side-by-Side Partners L.P., a Delaware limited partnership ("Questor SBS").

               Questor Partners and Questor SBS were formed to acquire interests in, among others, underperforming companies and other special situations where they, together with management, can make a significant contribution to the company's success through Questor's and management's influence at the board of directors' level and like-minded management's influence at the operating level. The general partner of Questor Partners is Questor General Partner, L.P., a limited partnership organized under the laws of Delaware ("QGP"), whose sole business is to act as a general partner of Questor Partners. The general partner of QGP is Questor Principals, Inc., a Delaware corporation, the business of which is to act as general partner of QGP and of Questor SBS. Day-to-day management of Questor Partners and Questor SBS is conducted by Questor Management Company, a Delaware corporation.

               The sole directors and shareholders of Questor Principals, Inc. and Questor Management Company are Jay Alix, Melvyn N. Klein, Dan W. Lufkin and Edward L. Scarff. Mr. Alix, who also serves as President and Chief Executive Officer of Questor Principals, Inc. and Questor Management Company, is the founder, and for the past five years has been a principal, of Jay Alix & Associates, a nationally-recognized turnaround and crisis management firm based in Southfield, Michigan. Mr. Klein is a merchant banker and attorney who currently acts, and for the past five years has acted, as the managing general partner of GKH Investments, L.P., a $550 million equity investment partnership. Mr. Lufkin was a co-founder of Donaldson, Lufkin & Jenrette and is currently, and for the past five years has been, a private investor. Mr. Scarff is a former president of Transamerica Corporation and is currently, and for the past five years has been, a private investor. As described in Item 4 below, Mr. Scarff has been elected to the Board of Directors of IMPCO. The executive officers of the Questor entities are Mr. Alix and Robert E. Shields. Before joining the Questor entities in January 1995, Mr. Shields was a partner in the Philadelphia-based law firm of Drinker Biddle & Reath, where at various times during his last five years at the firm he served as chief financial officer, a managing partner and head of the firm's business and finance group.

               The principal offices of Questor Partners, Questor SBS, QGP and Questor Principals, Inc. are located at 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. The principal offices of Questor Management Company are located at 4000 Town Center, Suite 530, Southfield, Michigan 48075.

               During the last five years, none of Questor Partners, Questor SBS or any of the entities or persons named above have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

               On June 5, 1998, Questor Partners acquired 1,324,866 Common Shares and 3,032 shares of 1993 Series 1 Preferred Stock, par value $0.001 per share ("Preferred Shares"), of the Company (which are convertible into 573,156 Common Shares), and Questor SBS acquired 95,095 Common Shares and 218 Preferred Shares (which are convertible into 41,210 Common Shares).

               Such Common Shares and Preferred Shares were acquired pursuant to the Stock Purchase Agreement, dated May 6, 1998, among Questor Partners, Questor SBS, David T. O'Neal, Jr. and the Estate of Edwin J. Schneebeck, Bethel J. Schneebeck, David E. Schneebeck, Troy Schneebeck, Timothy J. Schneebeck, The Schneebeck Family Trust, Judith S. Bensinger, Peter B. Bensinger, and The Schneebeck Foundation (the "Stock Purchase Agreement").

               Questor Partners and Questor SBS acquired such Common Shares for $13.50 per share in cash and acquired such Preferred Shares for $2,551.98 per share in cash.


Item 4. Purpose of Transaction.
        ----------------------

               Questor Partners and Questor SBS have acquired the Common Shares and the Preferred Shares to which this Schedule 13D relates for the purpose of making an investment in IMPCO.

               Questor Partners and Questor SBS from time to time intend to review their investment in IMPCO on the basis of various factors, including IMPCO's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for IMPCO's securities in particular, as well as other developments and other investment opportunities. Based upon such review, Questor Partners, and Questor SBS will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. If Questor Partners and Questor SBS believe that further investment in IMPCO is attractive, whether because of the market price of IMPCO's securities or otherwise, they may acquire Common Shares and/or Preferred Shares either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, Questor Partners and Questor SBS may determine to dispose of some or all of the Common Shares or Preferred Shares currently owned by them or otherwise acquired by them either in the open market or in privately negotiated transactions.

               Except as set forth above, Questor Partners and Questor SBS have not formulated any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of IMPCO or the disposition of securities of IMPCO; (ii) an extraordinary corporate transaction involving IMPCO or any of its subsidiaries; (iii) a sale or transfer of a material amount of the assets of IMPCO or any of its subsidiaries; (iv) any material change in IMPCO's capitalization or dividend policy; (v) any other material change in IMPCO's business or corporate structure; (vi) any change in IMPCO's charter or bylaws or other instruments corresponding thereto or other action which may impede the acquisition of control of IMPCO by any person; (vii) causing a class of IMPCO's securities becoming deregistered or delisted; (viii) a class of equity securities of IMPCO becoming eligible for termination of registration or (ix) any action similar to any of those enumerated above. The Board of Directors of IMPCO has elected Edward L. Scarff and Christopher G. Mumford to serve as directors on IMPCO's Board. As described in Item 2 above, Mr. Scarff is a director and shareholder of Questor Principals, Inc. and Questor Management Company. Mr. Mumford is a managing director of Questor Partners Fund, L.P.


Item 5. Interest in Securities of Issuer.
        --------------------------------

               (a) The table set forth below indicates the number of Common Shares and Preferred Shares owned by Questor Partners and Questor SBS. The percentage calculations are based on 7,091,601 Common Shares being outstanding as of April 30, 1998 (according to information provided by the Company) and assume conversion of the 3,250 Preferred Shares purchased by Questor Partners and Questor SBS into 614,366 Common Shares.


                                                         Number of
                                                       Common Shares                            Beneficial
                                                        into which             Total             Ownership
                 Number of           Number of       Preferred Shares        number of         Percentage of
               Common Shares     Preferred Shares     are convertible      Common Shares       Common Shares
               -------------     ----------------     ---------------      -------------       -------------

Questor            1,324,866               3,032             573,156            1,898,022             24.6%
Partners

Questor               95,095                 218              41,210              136,305              1.8%
SBS                   ------                 ---              ------              -------              ---

Total              1,419,961               3,250             614,366            2,034,327             26.4%


               Except for Questor Partners and Questor SBS, none of the other persons named in Item 2 above own any interests in Common Shares or Preferred Shares.

               (b) The number of Common Shares with respect to which Questor Partners and Questor SBS (i) have sole voting power, (ii) share voting power,
(iii) have sole dispositive power and (iv) share dispositive power, are listed in the responses to Items 7, 8, 9 and 10, respectively, on the cover pages filed herewith, and such responses are incorporated by reference herein.

               (c) Except as described in this Statement on Schedule 13D, none of Questor Partners or Questor SBS or any party referred to above, has acquired or disposed of, or entered into any other transaction with respect to, any Common Shares or Preferred Shares during the past 60 days.

               (d)      None.

               (e)      Not applicable.


Item 6.    Contracts, Arrangements, Understandings or Relationships
           --------------------------------------------------------
           with Respect to Securities of Issuer.
           ------------------------------------

               On June 5, 1998, Questor Partners and Questor SBS granted certain options to certain persons to purchase a number of the Common Shares that were acquired by Questor Partners and Questor SBS pursuant to the Stock Purchase Agreement.

               The numbers of options granted to each person are listed in the table below. Robert Stemmler is President and Chief Executive Officer of IMPCO, Syed Hussain is Vice President of Technology and Automotive OEM Operations of IMPCO, Dale Rasmussen is Senior Vice President and Secretary of IMPCO and David O'Neal is a consultant to IMPCO.


                                 Robert        Syed         Dale         David
                                Stemmler      Hussain     Rasmussen     O'Neal
                                --------      -------     ---------     ------

Options granted by Questor        106,229     106,229        53,114     113,816
Partners
Options granted by Questor          7,629       7,629         3,814       8,173
SBS                                 -----       -----         -----       -----

Total                             113,858     113,858        56,928     121,989


               The option exercise price is $13.75 per share. 25% of the options granted to each person will vest on June 30, 1999 and thereafter on each of the next three anniversaries of such date. The options will become exercisable only after the Preferred Shares purchased by Questor and Questor SBS pursuant to the Stock Purchase Agreement are converted (or are convertible at the option of Questor and QSS) into the number of Common Shares specified in the Stock Purchase Agreement and will become exercisable only upon the earlier of (i) five years after the date of the option agreement and (ii) the sale by Questor and Questor SBS of 50% or more of the Common Shares owned by them as of the date of the option agreement (including the number of Common Shares into which the Preferred Shares owned by them as of the date of the option agreement could be converted) to a person or entity unaffiliated with Questor (an "Exercise Event"). To the extent exercised, options granted by each of Questor and Questor SBS must be exercised concurrently on a pro rata basis. The options will not be exercisable following December 31, 2003 and any option that is not vested as of the date of the termination of the full-time employment of the optionholder with IMPCO (or, in the case of David O'Neal, the date that such person ceases to be a consultant to IMPCO) will terminate as of such date and be of no further force and effect; provided the termination of such employment or consulting relationship is not the result of the death or disability of the optionholder.

Item 7.        Material to Be Filed as Exhibits.
               --------------------------------


Exhibit Number       Description                                     Page
--------------       -----------                                     ----

1                    Joint Filing Agreement dated as of June 15,      13
                     1998 between Questor Partners Fund, L.P.
                     and Questor Side-by-Side Partners, L.P.

2                    Nonqualified Option Agreement among              14
                     Questor Partners Fund, L.P., Questor Side-by-Side Partners, L.P. and David T.
                     O'Neal, Jr.

3                    Nonqualified Option Agreement among              19
                     Questor Partners Fund, L.P., Questor Side-by-Side Partners, L.P. and Robert Stemmler

4                    Nonqualified Option Agreement among              24
                     Questor Partners Fund, L.P., Questor Side-by-Side Partners, L.P. and Syed Hussain

5                    Nonqualified Option Agreement among              29
                     Questor Partners Fund, L.P., Questor Side-by-Side Partners, L.P. and Dale Rasmussen

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


June 15, 1998                         Questor Partners Fund, L.P.

                                      By:  Questor General Partner, L.P., its
                                           general partner

                                      By:  Questor Principals, Inc., its
                                           general partner


                                      By: /s/Edward Scarff
                                          --------------------------
                                          Name: Edward Scarff
                                          Title: Principal

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


June 15, 1998                               Questor Side-by-Side Partners, L.P.

                                            By:  Questor Principals, Inc., its
                                                 general partner


                                            By: /s/Edward Scarff
                                                --------------------------
                                                Name: Edward Scarff
                                                Title: Principal

                                  Exhibit Index
                                  -------------


Exhibit Number      Description                                            Page
--------------      -----------                                            ----

1                   Joint Filing Agreement dated as of June 15, 1998        13
                    between Questor Partners Fund, L.P. and Questor
                    Side- by-Side Partners, L.P.

2                   Nonqualified Option Agreement among Questor             14
                    Partners Fund, L.P., Questor Side-by-Side
                    Partners, L.P. and David T. O'Neal, Jr.

3                   Nonqualified Option Agreement among Questor             19
                    Partners Fund, L.P., Questor Side-by-Side
                    Partners, L.P. and Robert Stemmler

4                   Nonqualified Option Agreement among Questor             24
                    Partners Fund, L.P., Questor Side-by-Side
                    Partners, L.P. and Syed Hussain

5                   Nonqualified Option Agreement among Questor             29
                    Partners Fund, L.P., Questor Side-by-Side
                    Partners, L.P. and Dale Rasmussen

                                                                       Exhibit 1


                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the Statement on Schedule 13D, dated June 5, 1998, (the "Schedule 13D"), with respect to the common stock, par value $0.001 per share, of IMPCO Technologies, Inc., a Delaware corporation, is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 15 day of June, 1998.

                                       Questor Partners Fund L.P.

                                       By:  Questor General Partner, L.P., its
                                            general partner

                                       By:  Questor Principals, Inc., its
                                            general partner


                                       By:
                                            -------------------------------
                                            Name: Edward Scarff
                                            Title: Principal

                                       Questor Side-by-Side Partners L.P.

                                       By:  Questor Principals, Inc., its
                                            general partner


                                       By:
                                            ------------------------------
                                            Name: Edward Scarff
                                            Title: Principal